April 26, 2005


VIA USMAIL and FAX (604) 521-4911
Mail Stop 0409

Mr. Abdul Ladha
Chief Executive Officer & Chief Financial Officer
Ableauctions.Com, Inc.
1963 Lougheed Highway
Coquitlam, British Columbia Canada V3K 3T8

Re:	Ableauctions.Com, Inc.
	Form 10-KSB for the year ended 12/31/2004
      File No. 000-28179

Dear Mr. Abdul Ladha:

      We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements and Notes

Note 2 - Significant Accounting Policies

Marketable Securities

1. The Company has $8.4 million in marketable securities.
Explain
the nature of the marketable securities, the amount of each type of
security held and your intent with regards to these marketable
securities.   Provide in detail how the Company accounts for these
marketable securities in accordance to SFAS 115.

Revenue Recognition

2. For each type of revenue, please advise us if you are recognizing the amounts gross or net in accordance with EITF 99-19. For auction and liquidation activities, are you recording the entire sale of merchandise within revenue with a corresponding cost of sale, or are you recording the net amount retained? What portion of revenue is included in sales versus commissions in your statement of operations?
Lastly, what expenses are included in your cost of revenue?

Note 6 - Property and Equipment

3. The Company has exercised an option to purchase property that was
being leased at a discounted rate.   If the option to purchase was
at
a bargain, supplementally discuss how the Company considered paragraph 7 of SFAS 13 in classifying this lease.

Note 7 - Discontinued Operations

4. Advise us how you determined the abandonment of the ANO Office Automation operations qualified for discontinued operations treatment under SFAS 144. How did you evaluate whether the revenue stream you will receive for the next two years would not constitute significant continuing involvement? Further, how did you determine ANO represented a component of an entity?


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide any requested supplemental information. Please file your supplemental information on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

      You may contact Wilson K. Lee, at (202) 824-5535 or me at
(202)
942-1975 if you have questions.



						Sincerely,



Cicely Luckey
Branch Chief



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Ableauctions.Com, Inc.
April 26, 2005
Page 1